--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 4)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                      Allied Healthcare International Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  01923A 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Timothy M. Aitken
                Chairman of the Board and Chief Executive Officer
                      Allied Healthcare International Inc.
                               555 Madison Avenue
                            New York, New York 10022
                                 (212) 750-0064
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 7, 2004
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

CUSIP No. 01923A 10 9
------------------------------------------------------------------------------------------------------------------------------
          1.    NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Timothy M. Aitken
------------------------------------------------------------------------------------------------------------------------------
          2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a)|_|
                                                                                                                         _
                                                                                                                     (b)|_|
---------------------------------------------------------------------------------------------------------------------------
          3.    SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------------
          4.    SOURCE OF FUNDS

                PF, OO
---------------------------------------------------------------------------------------------------------------------------
          5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                           _
                TO ITEMS 2(d) or 2(e)                                                                                  |_|

----------------------------------------------------------------------------------------------------------------------------
          6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                United Kingdom
----------------------------------------------------------------------------------------------------------------------------
                        7.       SOLE VOTING POWER
NUMBER OF SHARES                 1,963,573
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                      ------------------------------------------------------------------------------------------------------
                        8.       SHARED VOTING POWER

                                 0
                      ------------------------------------------------------------------------------------------------------
                        9.       SOLE DISPOSITIVE POWER

                                 1,963,573
                      ------------------------------------------------------------------------------------------------------
                        10.      SHARED DISPOSITIVE POWER

                                 0
----------------------------------------------------------------------------------------------------------------------------
            11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,963,573

--------------------------------------------------------------------------------                                        _
            12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                    |_|

----------------------------------------------------------------------------------------------------------------------------
            13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.3%
----------------------------------------------------------------------------------------------------------------------------
            14.   TYPE OF REPORTING PERSON

                  IN
----------------------------------------------------------------------------------------------------------------------------

         This Amendment No. 4 amends and restates the Schedule 13D filed by Timothy M. Aitken with the Securities and Exchange Commission on May 1, 2002, Amendment No. 1 thereto filed on August 12, 2002, Amendment No. 2 thereto filed on December 24, 2002 and Amendment No. 3 thereto filed on January 15, 2004, relating to the Common Stock, par value $0.01 per share, of Allied Healthcare International Inc. (formerly known as Transworld Healthcare, Inc.).

Item 1.        Security and Issuer
               -------------------

         The title of the class of equity securities to which this Amendment No. 4 relates is the common stock, par value $0.01 per share (the "Common Stock"), of Allied Healthcare International Inc., a New York corporation (the "Company"). The address of the principal executive offices of the Company is 555 Madison Avenue, New York, New York 10022.

Item 2.        Identity and Background
               -----------------------

         (a-c) This statement is being filed by Timothy M. Aitken. Mr. Aitken is the Chairman of the Board of the Company. Mr. Aitken served as Chief Executive Officer of the Company from January 15, 1997 until his resignation on January 15, 2004. Mr. Aitken's business address is c/o Allied Healthcare International Inc., 555 Madison Avenue, New York, New York 10022.

         Some of the securities of the Company that Mr. Aitken beneficially owns are held in the name of Aitken (English) Company Limited and Aitken Living Trust. Mr. Aitken has sole voting and dispositive power over the securities of the Company held by Aitken (English) Company Limited. Mr. Aitken is the sole beneficiary and the sole trustee of the Aitken Living Trust.

         (d-e) During the last five years, Mr. Aitken has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or as a result of which he has been found to be in violation of federal or state securities laws.

         (f)   Mr. Aitken is a citizen of the United Kingdom.

Item 3.        Source and Amount of Funds or Other Consideration
               -------------------------------------------------

         Mr. Aitken may be deemed to own an aggregate of 1,963,573 shares of Common Stock, determined as follows:

         (i) Mr. Aitken acquired 20,000 shares of Common Stock in four open-market purchases in July 1998, which he subsequently transferred to the Aitken Living Trust;

         (ii) Mr. Aitken is the holder of an aggregate of the 1,429,000 options described below which have been granted to him by the Company, of which 1,173,000 are exercisable within 60 days of the date of this Amendment No. 4 to
Schedule 13D;

Grant Date                  Options Granted         Options Exercisable within 60 Days
----------                  ---------------         ----------------------------------
January 15, 1997              500,000                 500,000

December 6, 2000              195,000                 195,000

Nov. 13, 2002                  60,000                  20,000

June 3, 2003                   24,000                   8,000

Sept. 25, 2003                300,000                 100,000

December 2, 2003              350,000                 350,000

         Total:             1,429,000               1,173,000

         (iii) On April 22, 2002, Mr. Aitken was issued 684,258 shares of Common Stock (the "Bonus Shares") as a bonus as compensation for services rendered to the Company. On December 2, 2003, Mr. Aitken repaid a loan made by the Company to him in connection with the issuance of the Bonus Shares by delivering to the Company 103,596 shares of Common Stock. Mr. Aitken disposed of a further 60,000 of these shares in the transaction described in Item 5(c) below);

         (iv) In connection with the consummation of the Reorganization described in Item 6 below, Mr. Aitken was issued 87,200 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Series A Preferred Stock") and Aitken (English) Company Limited was issued 87,200 shares of Series A Preferred Stock (an aggregate of 174,400 shares of Series A Preferred Stock). Pursuant to a Conversion Agreement that all holders of the Series A Preferred Stock (including Mr. Aitken and Aitken (English) Company Limited) entered into with the Company, upon the closing on July 7, 2004 of the Public Offering (as such term is defined in Item 6 below), all holders of the Series A Preferred Stock converted their shares of Series A Preferred Stock into an equal number of shares of Common Stock. Pursuant to their respective Conversion Agreements, on July 7, 2004, each of Mr. Aitken and Aitken (English) Company converted 87,200 shares of Series A Preferred Stock into 87,200 shares of Common Stock.

         (v) In connection with the consummation of the Reorganization described in Item 6 below, Mr. Aitken was issued 11,367 shares of Common Stock and Aitken (English) Company Limited was issued 11,366 shares of Common Stock (an aggregate of 22,733 shares of Common Stock); and

         (vi) On September 16, 2003, Mr. Aitken effected a cashless exercise of 150,000 options issued to him on September 16, 1998 and received an aggregate of 52,778 shares of Common Stock.

         Mr. Aitken used personal funds to make the open-market purchases.

Item 4.        Purpose of the Transactions
               ---------------------------

         Mr. Aitken has acquired the shares of Common Stock and other securities of the Company beneficially owned by him for investment purposes and as compensation for services rendered to the Company. Depending upon market conditions and other factors that Mr. Aitken may deem material, he may purchase or dispose of shares of Common Stock or other securities of the Company in the open market or in private transactions.

         Pursuant to the Registration Rights Agreement which the Company entered into on July 25, 2002, which is described in Item 6 below, the Company registered the resale of, among other shares, all of the Bonus Shares and all of the shares of Common Stock (including the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock) issued in the Reorganization. Such registration statement was declared effective by the Securities and Exchange Commission on August 21, 2002.

         On February 9, 2004, the Company filed a Registration Statement on Form S-8 relating to the issuance of shares of Common Stock under its 2002 Stock Option Plan. Such Registration Statement contained a resale prospectus permitting Mr. Aitken to resell the shares of Common Stock issuable upon exercise of the options granted to him (whether granted pursuant to the 2002 Stock Option Plan or another plan).

         Except as set forth in this Item 4 or in Item 6 of this Schedule 13D (which is incorporated herein by reference), Mr. Aitken has no plans or proposals that relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j) Any action similar to any of those enumerated above.

Item 5.        Interest in Securities of the Issuer
               ------------------------------------

         (a) As of July 7, 2004, there were 44,464,954 shares of Common Stock outstanding. The percentages reported in this statement have been rounded to the nearest one-tenth of a percent.

         Mr. Aitken beneficially owns 1,963,573 shares of Common Stock, or 4.3%, of the outstanding shares of Common Stock, through (i) his beneficial ownership of 759,207 shares of Common Stock; (ii) his beneficial ownership of the 11,366 shares of Common Stock held by Aitken (English) Company Limited and 20,000 shares of Common Stock held by Aitken Living Trust; and (iii) options to purchase an aggregate of 1,173,000 shares of Common Stock which are exercisable within 60 days of the date of this Amendment No. 4 to Schedule 13D.

         (c) During the last 60 days, Mr. Aitken has not effected any transactions in the Common Stock, except that:

                  (i) On May 28, 2004, Mr. Aitken sold 60,000 shares of Common Stock in an open market transaction to an existing shareholder of the Company. The purchaser agreed not to sell or otherwise transfer such 60,000 shares for a period of 90 days subsequent to the Public Offering (as defined in Item 6 below).

                  (ii) On July 7, 2004, upon the consummation of the Public Offering, each of Mr. Aitken and Aitken (English) Company converted 87,200 shares of Series A Preferred Stock into 87,200 shares of Common Stock.

         (d) No person other than Mr. Aitken has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Aitken.

         (e) On July 7, 2004, Mr. Aitken ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
               --------------------------------------------

         Except as described below, Mr. Aitken is not a party to any contract, arrangement, understanding or relationship with respect to the securities of the Company, including, but not limited to, the transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies. The following descriptions of various agreements are qualified in their entirety by reference to the copies of such agreements that are attached hereto as exhibits and incorporated herein by reference.

         Bonus Share Issuance. On April 22, 2002, the Company issued the Bonus Shares to Timothy M. Aitken as compensation for services rendered to the Company. Such issuance is referred to herein as "Bonus Share Issuance." The Bonus Share Issuance to Mr. Aitken was unanimously approved by the board of directors of the Company (with Mr. Aitken abstaining because of his interest in the transaction) at a meeting held on April 19, 2002, subject to final approval by the independent directors of the Company at a separate meeting. The Bonus Share Issuance was approved by the independent directors of the Company at a meeting of the independent directors held on April 21, 2002.

         Tax Agreement. In connection with the Bonus Share Issuance, on April 22, 2002, the Company and Allied Healthcare Holdings Limited, a subsidiary of the Company formerly known as Transworld Healthcare (UK) Limited ("TWUK"), entered into a Tax Bonus, Tax Loan and Tax Indemnification Agreement (the "Tax Agreement") with Mr. Aitken. The purpose of the Tax Agreement was to provide Mr. Aitken with substantially all of the cash (through a cash bonus and a loan from the Company) necessary for him to pay the federal, New York State and New York City income taxes that he is expected to incur as a result of the Bonus Share Issuance and to provide him with the tax indemnity described below. The Tax Agreement was approved by the board of directors of the Company on April 19, 2002 (with Mr. Aitken abstaining because of his interest in the transaction), subject to final approval by the independent directors of the Company at a separate meeting. The Tax Agreement was approved by the independent directors at a separate meeting on April 21, 2002.

         Pursuant to the Tax Agreement, on April 30, 2002, the Company made a cash payment to Mr. Aitken in the amount of $1,401,263 and loaned Mr. Aitken the amount of $550,000. The loan was subsequently repaid, as described below.

         Pursuant to the Tax Agreement, TWUK will be obligated to indemnify Mr. Aitken for federal, New York State and New York City taxable income in excess of an agreed-upon amount that may arise from the Bonus Share Issuance. However, TWUK's indemnity obligation to Mr. Aitken is capped at $622,371. Moreover, of the tax indemnity payments, if any, to Mr. Aitken, an amount equal to 20% of such excess taxable income will be made in the form of a loan. TWUK's obligation to make indemnity payments, if any are required to be made, is subject to the receipt from certain of TWUK's lenders of their consent to such payment.

         Promissory Note. The loan to Mr. Aitken that the Company made on April 30, 2002 pursuant to the Tax Agreement was evidenced by a promissory note in the principal amount of $550,000 executed by Mr. Aitken. The promissory note bore interest at a rate of 4.65% per annum.

         On December 2, 2003, Mr. Aitken repaid in full the principal of and accrued interest on the promissory note. The principal and accrued interest aggregated $590,500. The loan was repaid by the delivery to the Company of 103,596 shares of Common Stock held by Mr. Aitken, valued at $5.70 per share, the closing price of a share of Common Stock on the day prior to the repayment date. The Company also agreed to reimburse Mr. Aitken for the taxes incurred by him on the disposition of the shares to the Company, which are estimated to be approximately $83,395.

         Mr. Aitken's obligations under the promissory note were secured by a pledge by him to the Company, pursuant to a Pledge and Security Agreement, dated April 30, 2002, of certain of the securities of the Company owned by him. Mr. Aitken's obligations under the Pledge and Security Agreement were terminated simultaneously with the payment of the promissory note.

         Reorganization Agreement. On July 25, 2002, the Company consummated a reorganization (the "Reorganization") involving the Company and two of its U.K. subsidiaries, Allied Healthcare Group Limited ("Allied Healthcare (UK)") and TWUK. The Reorganization was consummated pursuant to a Master Reorganization Agreement, dated as of April 24, 2002, as amended on May 16, 2002 and June 26, 2002 (the "Reorganization Agreement"), among the Company, Allied Healthcare
(UK), TWUK and certain investors in such subsidiaries, including Mr. Aitken. In the Reorganization, equity investments in TWUK and subordinated debt investments in Allied Healthcare (UK) were exchanged for shares of Common Stock and shares of Series A Preferred Stock.

         As a result of Mr. Aitken's and Aitken (English) Company Limited's ownership of equity investments in TWUK and debt investments in Allied Healthcare (UK), in the Reorganization Mr. Aitken was issued 11,366 shares of Common Stock and 87,200 shares of Series A Preferred Stock and Aitken (English) Company Limited was issued 11,367 shares of Common Stock and 87,200 shares of Series A Preferred Stock (an aggregate of 174,400 shares of Series A Preferred Stock).

         Registration Rights Agreement. On July 25, 2002, in connection with the consummation of the Reorganization, the Company entered into a Registration Rights Agreement. Pursuant to this Registration Rights Agreement, the Company is required to file a registration statement covering the resale of all of the shares of Common Stock issued or issuable as a result of the consummation of the Reorganization (including the shares of Common Stock issuable upon conversion of the Series A Preferred Stock), as well as certain other shares of stock then outstanding, including the Bonus Shares issued to Mr. Aitken. The registration statement contemplated by the Registration Rights Agreement was declared effective by the Securities and Exchange Commission on August 21, 2002.

         Resale Prospectus. On February 9, 2004, the Company filed a Registration Statement on Form S-8 relating to the issuance of shares of Common Stock under its 2002 Stock Option Plan. Such Registration Statement contained a resale prospectus permitting Mr. Aitken to resell the shares of Common Stock issuable upon exercise of the employee stock options granted to him (whether granted pursuant to the 2002 Stock Option Plan or the 1992 Stock Option Plan of the Company).

         Option Grants. Mr. Aitken has been issued options to purchase shares of Common Stock under the 2002 Stock Option Plan and the 1992 Stock Option Plan of the Company. His outstanding options are summarized in Item 3 of this Amendment No. 4 to Schedule 13D.

         Lock-Up Agreement. On July 7, 2004, the Company consummated an underwritten public offering of 14,500,000 shares of Common Stock (the "Public Offering"). On July 1, 2004, Mr. Aitken entered into a Lock-Up Agreement pursuant to which he agreed not to offer, sell, contract to sell or otherwise dispose of (either directly or through an affiliate) any shares of capital stock of the Company for a period of 90 days subsequent to July 1, 2004, except as permitted therein.

         Conversion Agreements. On July 7, 2004, the Company consummated the Public Offering. Pursuant to Conversion Agreements which each of Mr. Aitken and Aitken (English) Company had entered into (as had all holders of Series A Preferred Stock), upon the consummation of such Public Offering, each of Mr. Aitken and Aitken (English) Company converted 87,200 shares of Series A Preferred Stock into 87,200 shares of Common Stock. In connection with such conversion, (a) Mr. Aitken received $82,874 in accrued and unpaid dividends on his shares of Series A Preferred Stock and a conversion fee of $22,816 and (b) Aitken (English) Company received $82,874 in accrued and unpaid dividends on its shares of Series A Preferred Stock and a conversion fee of $22,816.

         The foregoing descriptions of the various agreements are qualified by reference to the copies of such agreements attached hereto as exhibits, which agreements are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

1. Tax Bonus, Tax Loan and Tax Indemnification Agreement, dated as of April 22, 2002, by and among Transworld Healthcare (UK) Limited, Transworld Healthcare, Inc. (now known as Allied Healthcare International Inc.) and Timothy M. Aitken (incorporated herein by reference to Exhibit 10.21 to the Registration Statement on Form S-4 (Reg. St. No. 333-87304) of Transworld Healthcare, Inc. (now known as Allied Healthcare International Inc.) filed with the Securities and Exchange Commission on May 1, 2002).

2. Promissory Note, dated April 30, 2002, executed by Timothy M. Aitken in favor of Transworld Healthcare, Inc. (now kown as Allied Healthcare International Inc.) (incorporated herein by reference to Exhibit 2 to Amendment No. 1 to the Schedule 13D of Timothy M. Aitken filed with the Securities and Exchange Commission on August 12, 2002).Healthcare, Inc. (now known as Allied Healthcare International Inc.) (incorporated herein by reference to Exhibit 2 to Amendment No. 1 to the Schedule 13D of Timothy M. Aitken filed with the Securities and Exchange Commission on August 12, 2002).

3. Letter agreement, dated December 2, 2003, between Allied Healthcare International Inc. and Timothy M. Aitken relating to the repayment of the loan evidenced by the Promissory Note, dated April 30, 2002, executed by Timothy M. Aitken (incorporated herein by reference to Amendment No. 3 to the Schedule 13D of Mr. Aitken with respect to the Common Stock of the Company filed with the Securities and Exchange Commission on January 15, 2004).

4. Pledge and Security Agreement, dated as of April 30, 2002, between Timothy M. Aitken and Transworld Healthcare, Inc. (now known as Allied Healthcare International Inc.) (incorporated herein by reference to
         Exhibit 3 to Amendment No. 1 to the Schedule 13D of Timothy M. Aitken filed with the Securities and Exchange Commission on August 12, 2002).

5. Master Reorganization Agreement, dated as of April 24, 2002, by and among Transworld Healthcare, Inc. (now known as Allied Healthcare International Inc.), Allied Healthcare Group Limited, Transworld Healthcare (UK) Limited and the Investors named therein (incorporated herein by reference to Annex A-1 to the proxy statement/prospectus forming a part of the Registration Statement on Form S-4 (Reg. St. No. 333-87304) of Transworld Healthcare, Inc. (now known as Allied Healthcare International Inc.) filed with the Securities and Exchange Commission on May 1, 2002).

6. First Amendment to the Master Reorganization Agreement, dated as of May 16, 2002, by and among Transworld Healthcare, Inc. (now known as Allied Healthcare International Inc.) Allied Healthcare Group Limited, Transworld Healthcare (UK) Limited and the Investors named therein (incorporated herein by reference to Exhibit 10.17A to Amendment No. 1 to the Registration Statement on Form S-4 (Reg. St. No. 333-87304) of Transworld Healthcare, Inc. (now known as Allied Healthcare International Inc.) filed with the Securities and Exchange Commission on May 21, 2002).

7. Second Amendment to the Master Reorganization Agreement, dated as of June 26, 2002, by and among Transworld Healthcare, Inc. (now known as Allied Healthcare International Inc.), Allied Healthcare Group Limited, Transworld Healthcare (UK) Limited and the Investors named therein (incorporated herein by reference to Exhibit 10.3 to Allied Healthcare International Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2002).

8. Registration Rights Agreement, dated as of July 25, 2002, among Allied Healthcare International Inc. and the persons named therein (incorporated herein by reference to Exhibit 10.5 to Allied Healthcare International Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2002).

9. Power of attorney, dated July 29, 2003, executed by Timothy M. Aitken (incorporated herein by reference to Amendment No. 3 to the Schedule 13D of Mr. Aitken with respect to the Common Stock of the Company filed with the Securities and Exchange Commission on January 15, 2004).

10. Conversion Agreement, dated April 28, 2004, between Allied Healthcare International Inc. and and Timothy M. Aitken.

11. Conversion Agreement, dated April 28, 2004, between Allied Healthcare International Inc. and Aitken (English) Company Limited.

12.      Lock-up Agreement, dated as of July 1, 2004, of Timothy M. Aitken.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  /s/ Timothy M. Aitken
                                                 ----------------------




Date: July 9, 2004